U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Hillcrest Avenue LLC
   c/o Citco Fund Services, Ltd.
   Corporate Centre
   Windward One
   West Bay Road
   PO Box 31106 SMB
   Grand Cayman, Cayman Islands

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2. Date of Event Requiring Statement (Month/Day/Year)

   December 29,2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

   N/A
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4. Issuer Name and Ticker or Trading Symbol

   Swissray International, Inc.-SRMI
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
Common Stock, $.01 par value             52,444,347                  D                    The shares were acquired for and are being
                                                                                          held for investment purposes.
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
N/A                          N/A        N/A         N/A                    N/A           N/A            N/A            N/A
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

      The Reporting Entity received 52,444,347 shares of Common Stock of the Company in exchange for certain Securities (the "Securities"), in terms of an Exchange Agreement with the Company dated December 29, 2000. The Reporting Entity received the Securities pursuant to assignments and transfers, of: (a) $6,857,200 in Debentures, (b) $1,050,000 in Promissory Notes, and (c) $6,932,000
in Series A Preferred Stock of the Company.

      The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.

SIGNATURE

December 29 , 2000                      Hillcrest Avenue, LLC
------------------                      (Signature)


                                        By:  Navigator Management Limited
                                             -----------------------------------


                                        By:  s/David Sims
                                             -----------------------------------

                                        Its: Director
                                             -----------------------------------

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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